

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 12, 2009

via U.S. mail and facsimile

George F. Colony, Chief Executive Officer
Forrester Research, Inc
400 Technology Square
Cambridge, Massachusetts 02139

       RE: Forrester Research, Inc
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 13, 2009
               Proxy Statement
               Filed April 3, 2009
               File No. 000-21433

Dear Mr. Colony:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief